UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2011
Commission File Number: 000-50984
eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)
Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District
Chaoyang District

Beijing 100015, People’s Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ No ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐ No ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On June 10, 2011 (Beijing time), the Board of Directors of eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, accepted the resignations of Ms. Lily Cheng and Mr. Justin Tang from the Board of Directors of the Company, and appointed two new Directors to fill the vacancies thus created. The two new directors are:
•	Dara Khosrowshahi, who has served as a director and the Chief Executive Officer of Expedia, Inc. (NASDAQ:EXPE), the world’s largest online travel company, since Expedia’s spin-off from IAC/InterActiveCorp in August 2005. Prior to the spin-off, Mr. Khosrowshahi served in a number of leadership capacities at IAC, including as Chief Executive Officer of IAC Travel, Executive Vice President and Chief Financial Officer of IAC, Executive Vice President of Operations and Strategic Planning, and President of USA Networks Interactive, a division of IAC. Mr. Khosrowshahi joined IAC in 1998 as Vice President of Strategic Planning. Prior to joining IAC, Mr. Khosrowshahi served as Vice President at Allen & Company LLC. Mr. Khosrowshahi holds a Bachelor of Arts Degree in Engineering from Brown University.

•	Xiaoguang Wu, who is Senior Executive Vice President and President of Internet Services of Tencent Holdings Limited (SEHK:00700). Mr. Wu joined Tencent in 1998, led the development and product planning for Tencent’s core product, the QQ IM client software and has served as the Project Manager for the research and development team of QQ, the General Manager for IM product and the General Manager for the internet business division. Currently, Mr. Wu is in charge of the Company’s various Internet services including community, community value-added services and e-commerce. Mr. Wu has accumulated rich experience in internet product research and development, design planning, operations and marketing. He received a Bachelor of Science Degree in Weather Dynamics from Nanjing University and an EMBA from the China Europe International Business School (CEIBS).
The Board of Directors also expressed appreciation to Ms. Cheng and Mr. Tang for their service to the Company.
*            *            *
About eLong, Inc.
eLong, Inc. (NASDAQ: LONG — News) is a leading online travel service provider in China. Headquartered in Beijing, eLong empowers consumers to make informed travel decisions by providing convenient online, 24-hour call center and mobile hotel, air ticket and vacation package booking services as well as easy to use tools such as maps, destination guides, photographs, virtual tours and user reviews. eLong offers consumers the largest hotel product portfolio with a selection of more than 20,000 hotels in 700 cities across China and 140,000 international hotels in more than 100 countries worldwide, and the ability to fulfill domestic and international air ticket reservations in over 80 major cities across China. eLong is a subsidiary of Expedia, Inc. (NASDAQ:EXPE).
eLong operates websites including http://www.elong.com, http://www.elong.net and http://www.xici.net.
For further information, please contact:
eLong, Inc.
Investor Relations
ir@corp.elong.com
+86-10-6436-7570

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: June 13, 2011	ELONG, INC.
	By:	/s/ Sami Farhad
		Name:	Sami Farhad
		Title:	Vice President & General Counsel